UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [_]         Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                           Yes  [_]              No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             TECK COMINCO LIMITED
                                             (Registrant)


Date:    April 19, 2004                      By: /s/ Karen L. Dunfee
                                                 -----------------------------
                                                 Karen L. Dunfee
                                                 Corporate Secretary

                                                               [GRAPHIC OMITTED]
                                                               TECK COMINCO LOGO

                                                           EXTERNAL NEWS RELEASE
                                                                        04-12-TC



FOR IMMEDIATE RELEASE:   April 19, 2004.


                            POGO GOLD PROJECT HALTED

Fairbanks, Alaska -- Teck Cominco announced today that work at the Pogo Gold Project in Alaska has been halted pending the resolution of an appeal by the Northern Alaska Environmental Center(NAEC) of the Pogo National Pollutant Discharge Elimination System (NPDES) permit issued by the Environmental Protection Agency (EPA). The appeal by the NAEC effectively suspends the NPDES permit. Construction cannot proceed without this critical permit. It is not known how long it will take to resolve the appeal and finalize the permit.

At the time work was halted, over 300 people were employed on the project, many of them from local Alaskan communities. Pre-construction preparation activities including road construction, were well under way and, pending the receipt of the final permit, the site was preparing to pour concrete this spring and summer for the mill complex.

Mr. David Thompson, CEO of Teck Cominco Limited, speaking on behalf of Teck Cominco and its partner Sumitomo, said: "Pogo remains a good project and one to which the partners are committed but we cannot proceed with construction without a final permit. "

Mr. Karl Hanneman, Manager, Public and Environmental Affairs and Special Projects, said: "The Pogo project has gone through an extensive, 4 year review process and the concerns raised during the review have been addressed. This project has been designed to meet the highest possible level of environmental performance."



Contact:     Karl Hanneman
             Manager, Public and Environmental Affairs and Special Projects Teck-Pogo Inc.
             907.455.8325




                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com